UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e4)

Tender Offer Statement Under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GERDAU S.A.

(Name of Subject Company (Issuer))

GERDAU S.A.
GERDAU AMERISTEEL CORPORATION
GERDAU MACSTEEL INC.

(Filing Person (Offeror))

Options to Purchase Preferred Shares, no par value per share, represented by American Depository Shares

Stock Appreciation Rights (SARs) with respect to Preferred Shares, no par value per share, represented by American Depositary Shares

(Title of Class of Securities)

373737105

(CUSIP Number of Class of Securities)

(American Depositary Shares underlying Options and SARs)

Gerdau Long Steel North America

Attention: Santiago Gil

4221 W. Boy Scout Blvd., Suite 600

Tampa, Florida 33607

(813) 217-4536

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Hill, Ward & Henderson, P.A.

Attention: David S. Felman

101 E. Kennedy Blvd., Suite 3700

Tampa, Florida 33602

(813) 221-3900

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
NA	NA

*       Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

Explanatory Note

Attached are documents that Gerdau S.A. (the “Company”) and its subsidiaries Gerdau Ameristeel Corporation (“Ameristeel”) and Gerdau Macsteel, Inc. (“Macsteel” and, collectively with the Company and Ameristeel, “Gerdau”) distributed on October 17, 2013 to active and retired employees of Ameristeel and Macsteel regarding the anticipated one-time voluntary stock option and stock appreciation right (“SAR”) exchange program (the “Exchange Offer”).  The documents attached as exhibits to this Schedule TO do not constitute an offer to holders of the Company’s or its subsidiaries’ outstanding stock options and SARs to exchange those options and SARs and do not contain the documents necessary for holders to tender securities in the Exchange Offer. Even though the requisite stockholder approval has been obtained, the Company has the discretion to determine if and when to implement the Exchange Offer.

The Exchange Offer has not yet commenced.  Gerdau has distributed the attached documents, including the Form of Offer to Exchange, to its active and retired employees in advance of commencement of the offer to grant the employees additional time to consider the terms of the offer. However, these documents do not contain the means for employees to tender their securities. Immediately upon commencement of the Exchange Offer, which is currently scheduled to occur on October 21, 2013, Gerdau will file a Tender Offer Statement on Schedule TO-I with the Securities and Exchange Commission (“SEC”), re-attaching as exhibits the documents attached to this statement, in addition to other documents.   Persons who are eligible to participate in the Exchange Offer should read the Tender Offer Statement on Schedule TO-I and other related materials, because they contain important information about the Exchange Offer.

Eligible persons may access these materials free of charge on the SEC’s website at www.sec.gov or by contacting Aneta Booth at aneta.booth@gerdau.com.

Item 12. Exhibits.

Exhibit
Number	Description

99.1

Form of Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (active employees in the United States), restricted stock (active employees in Canada), or American Depository Shares (retirees), dated October     , 2013.

99.2	Form of email communication to employees, dated October 8, 2013. Previously filed as Exhibit 99.1 to Schedule TO-C on October 8, 2013.

99.3	Form of PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 10, 2013.

99.4	Form of updated PowerPoint presentation used in employee webinar. Previously filed as Exhibit 99.1 to Schedule TO-C on October 15, 2013.

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99.5	Form of email communication to employees dated October 17, 2013, transmitting certain documents relating to the Exchange Offer.

99.6	Form of individual conversion statement transmitted to active employees in the United States.

99.7	Form of individual conversion statement transmitted to active employees in Canada.

99.8	Form of individual conversion statement transmitted to retirees.

99.9	Gerdau North America Equity Incentive Plan, as amended and restated on September 19, 2013. Previously filed as Exhibit 4.4 and 4.7 to Form 6-K on October 15, 2013.

99.10

Form of RSU Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in the United States).

99.11

Form of Restricted Stock Award Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Active Employees in Canada).

99.12	Form of ADS Agreement of Ameristeel/Macsteel under the Gerdau North America Equity Incentive Plan, as amended and restated, to be used in the Exchange Offer (Former Employees).

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